EXHIBIT 99.1

Norsk Hydro Updates Information Memorandum

OSLO, Norway, May 29, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA has updated the information memorandum describing the remaining businesses of Hydro after completion of the planned merger of its petroleum activities with Statoil. The information memorandum was originally published 20 March 2007.

The update follows approval of Statoil's Registration Statement on Form F-4, which includes the prospectus, by the U.S. Securities and Exchange Commission (SEC) 25 May 2007 and other developments in Hydro since 20 March.

The document is only available in English and can be downloaded from Hydro's website www.hydro.com.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo
 Norway
 Telephone: +47 22538100
 Fax: +47 22532725
 www.hydro.com

http://hugin.info/106/R/1129490/210563.pdf

CONTACT: Norsk Hydro
         Investor contact
         Ada Christiane Rieker
           +47 22538483
           Cellular: +47 95182718
           Ada.Christiane.Rieker@hydro.com
         Stefan Solberg
           +47 22539280
           Cellular: +47 91727528
           Stefan.Solberg@hydro.com